SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Shareholders and ADS Holders: Information related to the Capital Increase

‘São Paulo, June 14, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), the largest domestic Brazilian airline, in addition to the information reported to shareholders on April 28, 2021 and to ADS holders on May 3, 2021 and May 7, 2021 in connection with the Company’s capital increase approved at the meeting of the Board of Directors held on April 28, 2021 (“Capital Increase”), reports the following:

1.	End of the Term for Exercise of Preemptive Rights and ADS Rights

The term for eligible shareholders to exercise rights for the subscription of shares under Brazilian Law as part of the Capital Increase ended on June 9, 2021. 183,735,889 registered book-entry shares with no par value were subscribed, in the total amount of R$ 423,060,185.12, comprising: (i) 171,136,137 common shares, subscribed and paid in by the shareholders that exercised the right to subscribe, at the price of R$ 0.6911 per common share, in the total amount of R$ 118,272,184.28; and (ii) 12,599,752 preferred shares, subscribed and paid in by the shareholders that exercised the right to subscribe, at the price of R$ 24.19 per preferred share, in the total amount of R$ 304,788,000.88.

Among the subscription rights exercised, there will be cancelled the rights of the subscribers who (i) conditioned their subscription to the maximum number of shares of the Capital Increase or (ii) requested, in their respective subscription form, to receive a number of Shares proportional to the number of Shares to be effectively issued.

Thus, the total number of shares to be canceled, regarding the investors who conditioned their subscription will be of 18,567 preferred shares. There were no conditional subscriptions in respect to the common shares.

The abovementioned preferred shares subscribed as part of the Capital Increase include 616,104 preferred shares underlying 308,052 ADSs subscribed in the ADS rights offering, each ADS representing two preferred shares. The term for eligible ADS holders to subscribe for new ADSs under the ADS rights offering ended on June 1, 2021.

2.	Company's Capital Stock Increase

The Board of Directors of the Company will resolve on the ratification of the Capital Increase on a meeting to be held on June 15, 2021.

If the Capital Increase is ratified, the Company's share capital, considering the redemption of Class B and Class C preferred shares issued in connection with the take-in of the Smiles minority interest, shall be increased to R$ 4,194,953,561.82, divided into 3,034,818,847 common shares and 309,039,417 preferred shares.

As a result of the cancellation of the subscription rights informed above, the Company will return the amounts already paid in on June 17, 2021, without interest, through the custody agents for shareholders who subscribed via B3 and wire transfer to shareholders with shares held through Itaú (custodian), in the bank accounts indicated by the subscribers in their respective subscription form.

The shares to be issued will grant its holders the same rights, advantages and restrictions granted by of each of the existing common and preferred shares issued by the Company, as set forth in its Bylaws, including the right to receive full dividends and/or interest on equity declared by the Company as from the date of the ratification of the Capital Increase.

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Notice to Shareholders and ADS Holders: Information related to the Capital Increase

Assuming the Capital Increase is ratified by the Board of Directors of the Company on June 15, 2021, new preferred shares and new ADSs are expected to be delivered on or as soon as practicable after June 16, 2021 and June 17, 2021, respectively.

More information on the Capital Increase is available on the CVM (http://www.cvm.gov.br/) and B3 (http://www.b3.com.br/pt_br) websites, or on the GOL's investor relations website (http://ri.voegol.com.br), or in the contacts below:

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer